[redacted]

13013424

19
3/7/13

UNITED STATES
---JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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SEC Mail Processing Section
FEB 28 2013
Washington DC
400

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68847 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DCCA Securities LLC dba Ceres Capital Advisors

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3010 E. Camelback Rd. Suite 100
(No. and Street)

Phoenix (City) AZ (State) 85016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael A. Diran 855-955-1500
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Maastricht, CPA
(Name – *if individual, state last, first, middle name*)

11225 N. 28th Drive Suite D-101 (Address) Phoenix, (City) AZ (State) 85029 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



EK
3/8/13

## OATH OR AFFIRMATION

I, Michael A. Dinan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DCCA Securities LLC dba Ceres Capital Advisors, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

OFFICIAL SEAL
HOLLY L. RYNARD
NOTARY PUBLIC - State of Arizona
MARICOPA COUNTY
My Comm. Expires April 30, 2013

Signature

President & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# DCCA SECURITIES, LLC
**dba CERES CAPITAL ADVISORS**

(a development stage company)

Phoenix, Arizona

---

## FINANCIAL STATEMENTS
## WITH ACCOUNTANT'S REPORT

as of December 31, 2012

**MICHAEL MAASTRICHT, CPA**
Certified Public Accountant

# MICHAEL MAASTRICHT, CPA
Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail

## Independent Auditor's Report

To the Member
DCCA Securities, LLC:

### *Report on the Financial Statements*

We have audited the accompanying financial statements of DCCA Securities, LLC dba Ceres Capital Advisors (a development stage company) which comprise the balance sheet as of December 31, 2012, and the related statements of operations, members equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.



**Member**
**American Institute of Certified Public Accountants**
**Arizona Society of Certified Public Accountants**

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DCCA Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phoenix, Arizona
February 20, 2012

**DCCA SECURITIES, LLC**
**dba CERES CAPITAL ADVISORS**
(a development stage company)

Balance Sheet
December 31, 2012

## ASSETS

| | |
|---|---|
| Current assets: | |
| Cash | $ 52,559 |
| Total current assets | 52,559 |
| | $ 52,559 |

## MEMBER'S EQUITY

| | |
|---|---|
| Current liabilities: | |
| Accounts payable | $ 1,097 |
| Total current liabilities | 1,097 |
| Member's equity: | |
| Capital | 300,000 |
| Accumulated loss | (248,538) |
| Total member's equity | 51,462 |
| | $ 52,559 |

See accompanying notes.

**DCCA SECURITIES, LLC**
**dba CERES CAPITAL ADVISORS**
(a development stage company)

Statement of Operations
For the Year Ended December 31, 2012

| | |
|---|---|
| Revenue: | |
| Fee income | $ 15,000 |
| Interest | 215 |
| | 15,215 |
| Expenses: | |
| Insurance | 1,442 |
| Legal and professional fees | 57,178 |
| Advertising | 7,350 |
| Office expenses | 4,661 |
| Payroll expense | 76,151 |
| Payroll taxes | 19,325 |
| Partner salary expense | 15,000 |
| Employee benefits | 8,167 |
| Regulatory fees | 29,615 |
| Rent | 16,911 |
| Travel | 3,654 |
| | 239,454 |
| Net loss | $ (224,239) |

See accompanying notes.

**DCCA SECURITIES, LLC**
**dba CERES CAPITAL ADVISORS**
(a development stage company)

Statement of Member's Equity
For the Year Ended December 31, 2012

| | Capital | Accumulated Loss | Total |
|---|---|---|---|
| Balance, December 31, 2011 | $ 300,000 | (24,299) | 275,701 |
| Net loss | | (224,239) | (224,239) |
| Balance, December 31, 2012 | $ 300,000 | (248,538) | 51,462 |

See accompanying notes.

**DCCA SECURITIES, LLC**
**dba CERES CAPITAL ADVISORS**
(a development stage company)

Statement of Cash Flows
For the Years Ended December 31, 2012

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ (224,239) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Increase in accounts payable | 1,097 |
| Net cash used by operating activities | (223,142) |
| Net decrease in cash | (223,142) |
| Cash at beginning of year | 275,701 |
| Cash at end of year | $ 52,559 |

See accompanying notes.

**DCCA SECURITIES, LLC**
**dba CERES CAPITAL ADVISORS**
(a development stage company)

Notes to Financial Statements
For the Year Ended December 31, 2012

---

(1) Summary of significant accounting policies:

Nature of Company's business:

DCCA Securities, LLC ("the Company") was registered under the laws of the State of Arizona in February, 2011 to operate as a middle-market investment bank providing merger, acquisition, valuation and merchant banking advisory services to clients.

Statement of cash flows:

Cash consists of Federally insured bank deposits.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash, which is carried at fair value.

Expense sharing

The Company has an expense sharing agreement with its owner, Dinan & Company, LLC, whereby certain expenses, primarily rent, payroll, insurance, furniture and equipment are shared by the companies. Under the arrangement, the Company has no liability under rental leases or for payroll taxes and related compliance and owns no depreciable assets.

(2) Related party:

Amounts paid to the Company's owner for shared expenses follow:

| | |
|---|---|
| Payroll expenses and taxes | $ 110,476 |
| Employee benefits | 8,167 |
| Professional fees | 19,027 |
| Rent | 16,911 |
| Other office expenses | 7,831 |
| | $ 162,412 |

(3) Income taxes:

All income and expense is passed through the Company for tax purposes and reported on the income tax returns of the individual member. Accordingly, the financial statements include no provision or liability for income taxes

(4) Net capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by FINRA. Under FINRA's formula, the Company must maintain a net worth of $5,000 as of December 31, 2012.

(5) Subsequent events:

The entity did not have any subsequent events through February 20, 2013, which is the date the financial statements were available to be issued, requiring recording or disclosure in the financial statements for the year ended December 31, 2012.

**DCCA SECURITIES, LLC**
**dba CERES CAPITAL ADVISORS**
(a development stage company)

Computation of Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2012

| | |
|---|---|
| Member's equity (capital) per balance sheet at December 31, 2012 | $ 51,462 |
| Less not allowable assets: Excess fidelity bond deductible | 15,000 |
| Net capital for NASD requirement purposes as of December 31, 2012 | 36,462 |
| Net capital required | 5,000 |
| Net capital in excess of amount required | $ 31,462 |

**Note:** There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2012.

# MICHAEL MAASTRICHT, CPA

Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail


## Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Member
DCCA Securities, LLC dba Ceres Capital Advisors:

In planning and performing our audit of the financial statements of DCCA Securities, LLC dba Ceres Capital Advisors, (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including the consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

To the Member
DCCA Securities, LLC dba Ceres Capital Advisors:
Page 3 of 3

This report is intended solely for the information and use of the Member, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phoenix, Arizona
February 20, 2013

Michael Coglianese, CPA